Exhibit 99.1

For Immediate Release:

Complaint Filed Against PreMD in U.S. Court

Toronto, Ontario (October 20, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) (“PreMD”) today announced that it has been provided with a copy of a complaint filed against PreMD in the United States District Court in Maryland on behalf of Med-11 AG (“Med-11”) and Dr. Abulkalam Shamsuddin (“Shamsuddin”) relating to an alleged breach by PreMD of its 1998 license agreement with Shamsuddin, which is governed by the laws of the Province of Ontario, pursuant to which Shamsuddin granted an exclusive license to PreMD relating to certain intellectual property involving part of PreMD’s cancer products, which include ColorectAlert™, LungAlert™ and a breast cancer test.

PreMD has been advised that Shamsuddin has transferred his interest in the technology to Med-11 and that Shamsuddin has also purported to transfer the license agreement to Med-11 without PreMD’s consent. In the complaint, Shamsuddin and Med-11 have made unsubstantiated allegations that PreMD is in breach of certain terms of the agreement, all of which are as yet unproven and are denied by PreMD. While PreMD has previously provided detailed responses to all allegations, which were provided to PreMD, it has received no explanation of why the other parties disagree with PreMD’s response and why they have filed the complaint. PreMD believes that it is in compliance with all of its obligations under the license agreement, and that any purported termination is illegal.

PreMD is currently reviewing the Complaint and will take appropriate action.

“Under the terms of the agreement, Dr. Shamsuddin is required to maintain a personal interest in the license agreement and has no legal right to transfer the license agreement to Med-11 without PreMD’s prior consent, which consent was not sought and which PreMD has not given. Over the past many years, we have enjoyed a good relationship with Dr. Shamsuddin. He has sponsored presentations on our behalf and approved of and supported our work. It is unfortunate that a third party has become involved in a matter relating to this IP. Moreover, PreMD vigorously denies the allegations of breach made in the complaint, all of which PreMD considers to be without merit,” said Dr. Brent Norton, President and Chief Executive Officer.

The plaintiffs are seeking various relief, including a declaration from the U.S. Court that PreMD has breached the license agreement, seeking damages “well in excess of US$1,000,000 in an amount to be determined at trial”, declaring that Med-11 is the beneficiary of the rights of Shamsuddin under the license agreement, declaring that Med-11 is entitled to terminate the agreement, and preventing PreMD from taking any activity with regard to certain Licensed Products referred to in the complaint.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark

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For more information, please contact:
Brent Norton	Ron Hosking
President and CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ext. 24
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com